UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark
Jacobs Entertainment, Inc.
17301 West Colfax Avenue, Suite 250
Golden, Colorado  80401
303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Richards E. Jacobs Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,763,699

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,763,699

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,763,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)                The Reporting Person is a revocable living trust.

CUSIP NO. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The purposes of this amendment are to:  (i) report the acquisition of additional shares of the Issuer’s common stock by one of the Reporting Persons (see Item 5); and (ii) to update the Reporting Persons’ intentions with respect to the Issuer (see Item 4).  Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the initial Schedule 13D filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) and Amendments 1 through 6 thereto incorporated herein by this reference.

Item 4.	Purpose of Transaction.

As previously reported in the Initial Filing and amendments thereto, the Reporting Persons acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.

The Reporting Persons may also wish to discuss with Issuer’s management and Board of Directors the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or causing it to acquire another company or business; changing its operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing its dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

As the Issuer’s largest stockholder, and to further the Reporting Persons’ participation in the direction of the Issuer with a view to assisting in increasing stockholder value, Jeffrey P. Jacobs requested that he be elected to fill a vacancy on the Issuer’s Board of Directors.  Mr. Jacobs was elected by the Issuer’s Board of Directors to fill a vacancy on the seven person board on May 6, 2008.  On October 30, 2008, Jeffrey P. Jacobs was elected as Chairman of the Board of Directors of the Issuer and it elected three new members to its Board of Directors.  Steven M. Billick and Raymond K. Lee will fill two new seats created as a result of the Board’s amendment of its Bylaws, on October 30, 2008, to increase the number of directors from seven to nine, and Stanley R. Gorom III filled the Board seat vacated by Edson R. Arneault’s resignation from the Board on October 31, 2008.  Mr. Gorom is a partner in the law firm of Hahn Loeser & Parks LLP which performs legal services for Mr. Jacobs and his related entities.  Mr. Gorom serves as the trustee of two family trusts established by Mr. Jacobs.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Persons in the open market, in privately negotiated transactions with third parties, or otherwise. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons own beneficially an aggregate of 5,066,233 shares of the Issuer or 18.4% of its shares outstanding, based upon 27,475,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Living Trust	2,763,699
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
5,066,233

By virtue of the relationships described in Item 2 of this Statement (including related Schedules I and II) and this Item 5, Jacobs Investments, Inc., Jeffrey P. Jacobs and his family trusts may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.  See Schedule II attached hereto.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	274,980
(iv)	shared power to direct disposition:	2,027,554

The Richard E. Jacobs Revocable Living Trust

(i)	sole power to vote or direct the vote:	2,763,699
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	2,763,699
(iv)	shared power to direct disposition:	0

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to: direct disposition	813,618
(iv)	shared power to direct disposition:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	1,213,936
(iv)	shared power to direct disposition:	0

(c)           On October 31, 2008, The Richard E. Jacobs Revocable Living Trust purchased a total of 700,000 shares of the Issuer’s common stock in a matched block trade with two persons effected by the respective parties’ securities brokers.  Of the price of $4.50 per share, $3.00 per share was paid on closing and an additional $1.50 per share will be paid within five days after completion of the refinancing of the Issuer’s 9.75% Senior Unsecured Notes if such occurs prior to April 1, 2010.  If the refinancing is not completed by that date, the remaining portion of the purchase price will not be paid.

(d)              No person other than the Reporting Person is known to have the right to receive or the power to direct  the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e)              Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated:   November 7, 2008

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

SCHEDULE I

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Jacobs Entertainment, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Director

Jeffrey P. Jacobs
Golden Bear Plaza
East Tower, Suite 600
11770 US Highway One
North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officers

Jeffrey P. Jacobs
Chairman, Chief Executive Officer, Secretary, and Treasurer

Stephen R. Roark
President

Ian M. Stewart
President of Pari-Mutuel Operations

Michael T. Shubic
Chief Operating Officer

Controlling Persons

Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding divided into 1,320 Class A shares and 180 Class B shares.  The shares are equal in all respects except that each Class B share entitles the holder to 50,000 votes on each matter required to be voted upon by stockholders.  All 1,500 shares of Jacobs Entertainment, Inc.’s issued and outstanding common stock are owned by Jacobs Investments, Inc.  See Schedule II.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Gameco Holdings, Inc.  The individual is a citizen of the United States, and his business address is set forth below.

Director

Jeffrey P. Jacobs
Golden Bear Plaza
East Tower, Suite 600
11770 US Highway One
North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officer

Jeffrey P. Jacobs
President, Chief Executive Officer, Secretary, and Treasurer

Controlling Persons

As of August 1, 2008 all of the equity securities of Gameco Holdings, Inc. were transferred by Jeffrey P. Jacobs, the Jacobs Family Control Trust, the Jacobs Family Economic Trust, The Richard E. Jacobs Revocable Trust, and The Richard E. Jacobs Irrevocable Trust to Jacobs Investments, Inc., a Delaware corporation engaged in owning and managing various investments.

On October 1, 2008, Jacobs Investments, Inc. redeemed 994 of its Class A shares (38% of those then outstanding) and 180 of its Class B shares (50% of those then outstanding) which were then owned by The Richard E. Jacobs Revocable Trust.  Richard E. Jacobs is the trustee of the revocable trust.

Following the redemption described above, Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively owned an aggregate of 1,320 Class A shares (80% of those outstanding) and 180 Class B shares (100% of those outstanding) of Jacobs Investments, Inc.  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.  The Richard E. Jacobs Irrevocable Trust (Jeffrey P. Jacobs, trustee) continues to own 20% of Jacobs Investments, Inc.’s Class A shares.